

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2011

Mr. Ronald Hassen
Senior Vice President and Controller
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

  **Re: The NASDAQ OMX Group, Inc.
    Form 10-K for the year ended 12/31/2010
    Filed on 2/24/2011
    File No. 000-32651**

Dear Mr. Hassen:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,


        Daniel L. Gordon
        Branch Chief